FIRST MINING GOLD

TSX: FF
OTCQX: FFMGF
FRANKFURT: FMG

GOING FOR GOLD

PEOPLE, PLACES, PROJECTS

2018 Management Information Circular

Date: May 4, 2018

About First Mining

Headquartered in Vancouver, British Columbia, First Mining Gold Corp. (“First Mining”) is an emerging mineral development company with a diversified portfolio of gold projects in North America that was founded in 2015 by our Chairman, Mr. Keith Neumeyer.

Since initially listing on the TSX Venture Exchange (“TSX-V”) in April 2015, First Mining has completed eight transactions, and assembled a large resource base of approximately seven (7) million ounces of gold in the Measured and Indicated Mineral Resource categories and approximately five (5) million ounces of gold in the Inferred Mineral Resource category in eastern Canada.

We are publicly listed on the Toronto Stock Exchange (“TSX”) under the trading symbol “FF”, on the Frankfurt Stock Exchange under the symbol “FMG”, and in the US on the OTC-QX under the trading symbol “FFMGF”. Our management team has decades of experience in evaluating, exploring and developing mineral assets.

We hold a portfolio of 25 mineral assets in Canada, Mexico and the United States, with a focus on gold. Our vision is to advance our material assets towards production, and to become a mid-tier gold producer.

-i-

Dear Shareholder:

It is my pleasure to invite you to our 2018 annual general meeting of shareholders to be held on Tuesday, June 12, 2018 at 10:00 a.m. (Pacific Time) (the “Meeting”). The Meeting will be held at the offices of our legal counsel, Bennett Jones LLP, at Suite 2600, Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1.

The Meeting is your opportunity to vote on various items of business, meet our board of directors and management team, and hear first-hand about our operations, our performance over the past year and our future plans. Please take some time to read the accompanying management information circular because it includes important information about the Meeting, voting, the nominated directors, our governance practices and how we compensate our executives and directors.

Your vote is very important. You can vote online or by phone, fax, mail, or in person at the Meeting.

If you have any questions and/or need assistance in voting your shares, please contact Derek Iwanaka, our Vice President, Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com.

Thank you for your continued support as we move our business forward.

Yours sincerely,

(signed) “Keith Neumeyer”

Keith Neumeyer
Chairman of the Board

Vancouver, British Columbia
May 4, 2018

18th FLOOR – 925 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA V6C 3L2
WWW.FIRSTMININGGOLD.COM | 1-844-306-8827

Notice of 2018 Annual General Meeting of Shareholders

When

Tuesday, June 12, 2018 at 10:00 a.m. (Pacific Time)

Where

At the offices of our legal counsel, Bennett Jones LLP, at Suite 2600, Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1.

We will cover six items of business at our 2018 annual general meeting (the “Meeting”):

1.	Receive our audited consolidated financial statements for the financial year ended December 31, 2017 and the auditor’s report thereon;

2.	Fix the number of directors to be elected at the Meeting at six;

3.	Elect six directors to our board of directors to hold office until the next annual general meeting of shareholders;

4.	Re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as our independent auditor for the ensuing year and authorize our directors to set the auditor’s pay;

5.	Approve our amended and restated stock option plan, as more particularly described in the accompanying information circular (the “Circular”); and

6.	Transact such other business that is properly brought before the Meeting or any adjournment or adjournments thereof.

Record date

The record date for the Meeting is April 30, 2018. The record date is the date for the determination of the registered holders of our Common Shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement of the Meeting.

Your vote is important

This notice is accompanied by the Circular and either a form of proxy for registered shareholders or a voting instruction form for beneficial (i.e. non-registered) shareholders. If previously requested, a copy of our audited consolidated annual financial statements and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2017 will also accompany this notice (collectively, the “Meeting Materials”). Copies of our annual and/or interim financial statements and MD&A are also available under our SEDAR profile at www.sedar.com, on our website at www.firstmininggold.com/investors/reports-filings/financials, or by request made to First Mining Gold Corp. As described in the notice and access notification that we have mailed to our shareholders, we are using the notice and access method for delivering this notice and the Meeting Materials to our shareholders, which substantially reduces the paper used in printing this notice and the Meeting Materials, as well as printing and mailing costs. This notice and the Meeting Materials will be available on our website at www.firstmininggold.com/investors/AGM and under our SEDAR profile at www.sedar.com. The Circular contains important information about the Meeting, who can vote and how to vote.

Please read the Circular carefully before voting.

-iii-

If you will not be attending the meeting in person, we request that you read, date and sign the accompanying proxy and deliver it to our transfer agent, Computershare Investors Services Inc. (“Computershare”). If a shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, by 10:00 a.m. (Pacific Time) on Friday, June 8, 2018 (or before 48 hours, excluding Saturdays, Sundays and holidays, before any adjournment of the Meeting at which the proxy is to be used), then the shareholder will not be entitled to vote at the Meeting by proxy.

If you would like us to send you a paper copy of the Meeting Materials, please contact Derek Iwanaka, our Vice President, Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com. In order for you to receive the Meeting Materials in advance of the proxy deposit deadline date and the date of the Meeting, we must receive requests for printed copies of the Meeting Materials at least seven business days in advance of the proxy deposit deadline date and time.

BY ORDER OF THE BOARD OF DIRECTORS,

(signed) “Keith Neumeyer”

Keith Neumeyer
Chairman of the Board

Vancouver, British Columbia
May 4, 2018

-iv-

2018 Management Information Circular

You have received this management information circular (the “Circular”) because our records indicate you held common shares (“Common Shares”) of First Mining as of the close of business on April 30, 2018 (the “Record Date”) and we are sending this Circular to you in connection with the 2018 annual general meeting of our shareholders to be held on June 12, 2018 (the “Meeting”).	Throughout this document, the terms we, us, our, the Company and First Mining mean First Mining Gold Corp. and its subsidiaries, in the context.

We encourage you to vote at the Meeting in person or by proxy. On behalf of management of the Company, we will be soliciting votes for this Meeting and any meeting that is reconvened if it is postponed or adjourned. The cost of solicitation will be borne by the Company.

This Circular is dated May 4, 2018. Unless otherwise stated, all information in this Circular is current as of May 4, 2018, and all dollar figures are in Canadian dollars.

The notice and access notification regarding the Meeting is being mailed to you on May 7, 2018 with a proxy or voting instruction form, in accordance with applicable laws.

Notice & Access Process

We are using the notice and access model (“Notice and Access”) provided under National Instrument 54–101 Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery to our shareholders of the Notice of Meeting, this Circular, the audited consolidated annual financial statements of First Mining for the year ended December 31, 2017 and the accompanying management’s discussion and analysis thereon (collectively, the “Meeting Materials”). We have adopted the Notice and Access delivery model in order to further our commitment to environmental sustainability and to reduce our printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details regarding the date, location and purpose of the Meeting, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

How to request printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date of the filing of this Circular on SEDAR.

Registered shareholders may make their request by contacting Derek Iwanaka, our Vice President, Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com.

Non-registered shareholders may make their request online at www.proxyvote.com or by telephone at 1.877.907.7643 (North America) or 905.507.5450 (Non N. America) by entering the 16-digit control number located on their voting instruction form and following the instructions provided.

2018 Management Information Circular – Page 1

To receive the Meeting Materials in advance of the proxy deposit deadline date and the date of the Meeting, First Mining must receive requests for printed copies of the Meeting Materials at least seven business days in advance of the proxy deposit deadline date and time.

About the Meeting

Items of business

1.        Receive our audited consolidated annual financial statements for the financial year ended December 31, 2017 and the auditor’s report thereon (see page 9).

Our audited consolidated annual financial statements for the financial year ended December 31, 2017, and the auditor’s report thereon are available on our website at www.firstmininggold.com/investors/reports-filings/financials and under our SEDAR profile at www.sedar.com.

2.        Fix the number of directors to be elected at the Meeting at six (see page 9).

Our board of directors (the “Board”) currently consists of six directors and we propose to fix the number of directors at six for the ensuing year.	Our transfer agent and registrar is Computershare Investor Services Inc. (“Computershare”). They will act as scrutineer of the Meeting and will be responsible for counting the votes on our behalf.

3. Elect six directors to our Board to hold office for the ensuing year (see page 9).

We have nominated the following individuals as directors for the ensuing year:
  Keith Neumeyer
  Michel Bouchard
  Christopher Osterman
  Raymond Polman
  David Shaw
  Jeff Swinoga

Each of the above six director nominees is well qualified to serve on our Board and has expressed his willingness to do so. Our directors are elected for a one-year term, which expires at the end of our 2019 annual general meeting, unless the person ceases to be a director before then.

4.        Re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as our independent auditor for the ensuing year and authorize our directors to set the auditor’s pay (see page 14).

We have recommended that PricewaterhouseCoopers LLP (“PwC”) be re-appointed as our independent auditor and serve until the end of our 2019 annual general meeting.

5.        Approve our amended and restated stock option plan (see page 14).

We graduated from the TSX Venture Exchange (the “TSX-V”) and listed our Common Shares on the Toronto Stock Exchange (the “TSX”) on June 22, 2017, and accordingly, we are proposing to amend and restate our current stock option plan in order to comply with the TSX’s rules and policies.

2018 Management Information Circular – Page 2

6.        Transact such other business that is properly brought before the Meeting (see page 14).

We’ll also consider other matters that properly come before the Meeting. As of the date of this Circular, we are not aware of any other items of business to be considered at the Meeting, other than as set forth above.

Quorum and approval

We need a quorum of shareholders to transact business at the Meeting. Under our articles, a quorum is two or more persons who are, or represent by proxy, shareholders holding, in the aggregate, at least 5% of the Common Shares entitled to be voted at the Meeting.

We require a simple majority (50% plus 1) of the votes cast at the Meeting to approve all items of business, unless otherwise stated.

Record date

We have fixed April 30, 2018 as the Record Date for determining the registered shareholders who will be entitled to notice of the Meeting, and any adjournment or postponement of the Meeting, and who will be entitled to vote at the Meeting.

Shares and outstanding principal holders

Our authorized capital consists of an unlimited number of Common Shares without par value, each carrying the right to one vote. On a vote by show of hands, every person present at the Meeting who is a shareholder or proxyholder and entitled to vote on the matter has one vote and, on a poll, every shareholder entitled to vote on the matter has one vote in respect of each Common Share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

We had a total of 557,671,616 Common Shares outstanding at the close of business on the Record Date.

To the knowledge of our directors and executive officers, no persons or companies beneficially own, or control or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares as of the Record Date.

Our Common Shares are listed on:

  the TSX under the symbol “FF”;

  the US OTC-QX market under the symbol “FFMGF”; and

  the Frankfurt Stock Exchange under the symbol “FMG”.

2018 Management Information Circular – Page 3

Interest of certain persons in matters to be acted upon

Other than as described elsewhere in this Circular, none of the following individuals has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the approval of the amended and restated stock option plan:

  each person who has been a director or executive officer of the Company at any time since January 1, 2018;

  the nominees for director; or

  any associate or affiliate of any of the above.

Interest of informed persons in material transactions

We are not aware of any informed person (as defined in National Instrument 51-102 Continuous Disclosure Obligations) of the Company, or any proposed director, or any associate or affiliate of the foregoing, who has a direct or indirect material interest in any transaction we entered into since January 1, 2018 or any proposed transaction, which has materially affected or would materially affect the Company or its subsidiaries.

Voting

Who can vote?

You are entitled to receive notice of and vote at the Meeting if you held Common Shares as of the close of business on April 30, 2018, the Record Date for the Meeting.

How to vote?

You can vote by proxy or you can attend the Meeting and vote your Common Shares in person. Voting by proxy is the easiest way to vote because you’re appointing someone else (called your proxyholder) to attend the Meeting and vote your Common Shares for you.

There are different ways to submit your voting instructions, depending on whether you are a registered or non-registered shareholder.

Registered Shareholders

You are a registered shareholder if you hold a share certificate in your name.

Voting by proxy

Keith Neumeyer, Chairman of the Board, or failing him, Jeff Swinoga, President and Chief Executive Officer, have agreed to act as the First Mining proxyholders.

2018 Management Information Circular – Page 4

You can appoint someone other than First Mining’s proxyholders to represent you at the Meeting and vote on your behalf. If you want to appoint someone else, print the name of the person you want as your proxyholder in the space provided on the enclosed proxy form. This person need not be a shareholder.

The voting process is different depending on whether you are a registered shareholder or a non-registered shareholder.

You’re a registered shareholder if your name appears on your share certificate.

You’re a non-registered shareholder if your bank, trust company, securities broker, trustee or other financial institution holds your Common Shares (your nominee).

This means the Common Shares are registered in your nominee’s name, and you are the beneficial shareholder.

Your proxyholder must vote your Common Shares or withhold your vote, as applicable, according to your instructions on any ballot that may be called for and, if you specify a choice on any matter to be acted upon, your Common Shares will be voted accordingly. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote as he or she sees fit.

If you appoint the First Mining proxyholders but do not tell them how to vote your Common Shares, your Common Shares will be voted as follows:
  FOR fixing the number of directors at six;
  FOR electing the six nominated directors listed on the proxy form and in this Circular;
  FOR re-appointing PwC as the independent auditor and FOR authorizing the Board to set the auditor’s pay; and
  FOR approving the amended and restated stock option plan.

This is consistent with the voting recommendations by management and the Board. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, the First Mining proxyholders will vote according to management’s recommendation.

If you appoint someone other than the First Mining proxyholders to be your proxyholder, that person must attend and vote at the Meeting for your vote to be counted.

A proxy will not be valid unless it is signed by the registered shareholder, or by the registered shareholders’ attorney with proof that they are authorized to sign. If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

If you are voting by proxy, you may vote:

  on the internet
  by telephone;
  by fax; or
  by mail.

Computershare must receive your proxy by 10:00 a.m. (Pacific Time) on June 8, 2018 or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of British Columbia) prior to the time set for any adjournment or postponement of the Meeting. The chairman of the Meeting has the discretion to accept late proxy forms without notice.

2018 Management Information Circular – Page 5

Voting your proxy using the internet

This is the most efficient and convenient way to vote your Common Shares.

Go to www.investorvote.com and follow the instructions on the screen. You will need to input your 15-digit control number, which appears on the first page of your proxy form.

Voting your proxy by telephone

You may vote your Common Shares using the telephone by dialling the following toll-free number from a touch tone telephone: 1.866.732.8683. If you vote using the telephone, you will need your 15-digit control number, which appears on the first page of your proxy form.

Voting your proxy by fax or mail

Complete your proxy form, including the section on declaration of residency, sign and date it, and send it to Computershare by fax to 1.866.249.7775 (within North America) or 1.416.263.9524 (outside North America) or mail it to:

Computershare Investor Services Inc.
Attention: Proxy Department
100 University Avenue, 8th Floor
Toronto, ON M5J 2Y1

Attending the Meeting and voting in person

If you will be attending the Meeting in person, do not complete the enclosed proxy form. Instead, simply register with a representative from Computershare when you arrive at the Meeting.

Non-Registered Shareholders

Only registered shareholders of First Mining, or the persons they appoint as their proxyholders, are permitted to vote at the Meeting. Most shareholders of First Mining are non-registered shareholders because the Common Shares they own are not registered in their names. Common Shares beneficially owned by a non-registered shareholder are registered either:

(i)

in the name of an intermediary (“Intermediary”) that the non-registered shareholder deals with in respect of the non-registered shareholder’s Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

(ii)	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

In accordance with applicable securities law requirements, First Mining has distributed copies of the Notice and Access notification, the Meeting Materials and the form of proxy (which includes a place to request copies of this Circular and annual and/or interim financial statements and MD&A or to waive the receipt of such documents) to the Intermediaries and clearing agencies for distribution to non-registered shareholders.

2018 Management Information Circular – Page 6

Intermediaries are required to forward the Notice and Access notification to non-registered shareholders unless a non-registered shareholder has requested paper copies (in which case the Intermediary will forward the Meeting Materials to the non-registered shareholder). Intermediaries often use service companies to forward the Notice and Access notification and Meeting Materials to non-registered shareholders.

Voting using the voting instruction form or proxy form

Generally, non-registered shareholders who have not waived the right to receive the Meeting Materials will either:

(i)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the non-registered shareholder and returned to the Intermediary or its service company, will constitute your voting instructions (often called a “voting instruction form” or a “VIF”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one or two page pre-printed form; or

(ii)

be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the non-registered shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered shareholder when submitting the proxy.

In either case, the purpose of these procedures is to enable non-registered shareholders to direct the voting of the Common Shares of First Mining that they beneficially own.

If you do not plan to attend the Meeting and vote in person, carefully follow the instructions of your Intermediary in order to submit the voting instructions for your Common Shares, including those regarding when and where the completed VIF or proxy form (as applicable) is to be delivered.

Your Intermediary may have also provided you with the option of voting by telephone or fax or through the internet.

Attending the Meeting and voting in person

If you wish to vote in person at the Meeting, insert your name in the space provided for the proxyholder appointment in the VIF or proxy form (as applicable), and return it as instructed by your Intermediary. Do not complete the voting section of the VIF or proxy form, since you will vote in person at the Meeting.

Your Intermediary may have also provided you with the option of appointing yourself or someone else to attend and vote on your behalf at the Meeting through the internet. When you arrive at the Meeting, make sure you register with a representative from Computershare so your voting instructions can be taken at the Meeting.

2018 Management Information Circular – Page 7

Your Intermediary must receive your voting instructions in sufficient time for your Intermediary to act on them. Computershare must receive proxy vote instructions from your Intermediary by no later than 10:00 a.m. (Pacific Time) on Friday, June 8, 2018, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for any adjournment or postponement of the Meeting.

How to change your vote?

The process for changing your vote after it has been submitted differs for registered and non-registered shareholders.

Registered Shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, or a written notice of revocation signed by you, or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered shareholder who is a corporation or association, your written notice of revocation must have the seal of the corporation or association, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the written notice of revocation.

We must receive the written notice of revocation any time up to and including the last business day before the day of the Meeting, or the day the Meeting is reconvened if it was postponed or adjourned.

Send the signed written notice to:

First Mining Gold Corp.
Suite 1800 – 925 West Georgia Street
Vancouver, British Columbia V6C 3L2
Attention: Samir Patel, Corporate Counsel and Corporate Secretary

You can also give your written notice to the chairman of the Meeting on the day of the Meeting. If the Meeting has already started, your new voting instructions can only be executed for items that have not yet been voted on.

If you’ve sent in your completed proxy form and since decided that you want to attend the Meeting and vote in person, you need to revoke the proxy form before you are able to vote at the Meeting.

Non-Registered Shareholders

You can revoke your prior voting instructions by providing new instructions on a VIF or proxy form with a later date, or at a later time in the case of voting by telephone or through the internet, provided that your new instructions are received by your Intermediary in sufficient time for your Intermediary to act on them before 10:00 a.m. (Pacific Time) on June 8, 2018 or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for any adjournment or postponement of the Meeting.

Who processes the votes?

Our transfer agent, Computershare, or its authorized agents count and tabulate the votes on our behalf.

2018 Management Information Circular – Page 8

Particulars of the Matters to be Acted Upon

1.      Receipt of audited consolidated financial statements

Our audited consolidated annual financial statements for the financial year ended December 31, 2017, and the auditor’s report thereon will be presented to the Meeting. A copy is available on our website at www.firstmininggold.com/investors/reports-filings/financials and under our SEDAR profile at www.sedar.com.

The audited consolidated annual financial statements, auditor’s report thereon and management’s discussion and analysis (“MD&A”) for the financial year ended December 31, 2017 have been mailed to registered shareholders who have indicated to us that they wish to receive these documents.

2.      Fix the number of directors to be elected at the Meeting at six

Our Board presently consists of six directors and we propose to fix the number of directors at six for the ensuing year. If there are more nominees for election then there are vacancies to fill, those nominees receiving the greatest number of votes will be elected until all such vacancies have been filled.

In the absence of instructions to the contrary, the First Mining proxyholders will vote the Common Shares represented by each form of proxy, properly executed, FOR fixing the number of directors at six for the ensuing year.

3.      Election of directors for the ensuing year

We have nominated the six current directors of the Company as the six individuals to stand for re-election as directors, based on their mix of skills and experience that we believe are necessary to effectively fulfill the Board’s duties and responsibilities.

Each of our directors is elected annually and holds office until the end of the next annual general meeting of shareholders, unless that person ceases to be a director before then. Each of the nominated directors has confirmed his willingness to serve on the Board for the next year.

In the absence of instructions to the contrary, the First Mining proxyholders will vote the Common Shares represented by each form of proxy, properly executed, FOR each of the six nominees for director listed in this Circular.

About the Nominated Directors

The following three pages provide information on the six director nominees as of the date of this Circular, including:

  their province or state and country of residence;

  their position with the Company;

2018 Management Information Circular – Page 9

  the period or periods during which each has served as a director of the Company;

  their membership on committees of the Board;

  their principal occupation, business or employment; and

  the current equity ownership consisting of Common Shares beneficially owned, or controlled or directed, directly or indirectly, of each director and of each director’s associates or affiliates (this information has been provided to us by the nominees themselves).

2018 Management Information Circular – Page 10

Director	Board committees	Principal occupation or employment for past five years
 **Michel Bouchard** Québec, Canada Director since April 8, 2016	Compensation and Nominating Committee (chair)	Director of First Mining since April 2016 September 2016 to present – Director, SIRIOS Resources Inc. (mining company) July 2016 to present – Chairman, Monarques Gold Corp. (mining company) May 2013 to present – Director, Cartier Resources Inc. (mining company) November 2011 to April 2016 – President, Chief Executive Officer and a Director of Clifton Star Resources Inc. (mining company) May 2009 to November 2011 – Vice-President, Exploration and Development at North American Palladium Ltd. (mining company)

Ownership of Securities:	*304,000 shares*	*15,000 warrants*	*1,849,000 options*

Director	Board committees	Principal occupation or employment for past five years
 **Chris Osterman, Ph.D.** Tucson, Arizona USA Director since March 30, 2015	None	Director of First Mining since March 2015 Chief Operating Officer of First Mining since January 2018 March 2015 to January 2018 – Chief Executive Officer of First Mining September 2011 to March 2015 – Chief Executive Officer, Sundance Minerals Ltd. (private mining company) April 2007 to March 2015 – President, Sundance Minerals Ltd. (private mining company)

Ownership of Securities:	*1,760,084 shares*	*8,500 warrants*	*6,265,000 options*

2018 Management Information Circular – Page 11

2018 Management Information Circular – Page 12

Director	Board committees	Principal occupation or employment for past five years
 **David Shaw, Ph.D.** Vancouver, British Columbia, Canada Director since March 30, 2015 (director of the predecessor company, Albion Petroleum Ltd., since April 5, 2005)	Audit Committee Compensation and Nominating Committee Corporate Governance Committee (chair)	Director of First Mining since March 2015 June 2014 to present – Director of Medallion Resources Ltd. (mining company) December 2010 to present – Director of Great Quest Fertilizer Ltd. (mining company) January 2005 to present – Director, First Majestic Silver Corp. (mining company) June 2000 to present – President of Duckmanton Partners Ltd. (consulting business) November 2013 to July 2014 – Director of Global Strategic Metals NL (capital pool company) September 2010 to March 2013 – Director of Talison Lithium Inc. (mining company) April 2005 to March 2015 – President and Director of Albion Petroleum Ltd. (capital pool company)

Ownership of Securities: *713,250 shares* *50,000 warrants* *1,525,000 options*

Director	Board committees	Principal occupation or employment for past five years
 **Jeff Swinoga** Toronto, Ontario, Canada Director since March 22, 2018	None	Director of First Mining since March 2018 President and Chief Executive Officer and a Director of First Mining since March 22, 2018. January 2018 to March 2018 – Chief Executive Officer of First Mining May 2017 to present – Director of First Cobalt Corp. (mining company) April 2014 to January 2018 – Chief Financial Officer, Torex Gold Resources Inc. (mining company) January 2013 to April 2014 – Executive Vice President and Chief Financial Officer, Golden Star Resources Ltd. (mining company) July 2009 to January 2013 – Vice President, Finance and Chief Financial Officer, North American Palladium Ltd.

Ownership of Securities: *142,000 shares* *NIL warrants* *1,000,000 options*

2018 Management Information Circular – Page 13

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

Corporate Cease Trade Orders or Bankruptcies, Penalties or Sanctions

No proposed director:

  is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including ours) that: (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

  is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including ours) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

  has within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

None of the proposed directors:

  has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority;

  has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director; or

  has entered into a settlement agreement with any securities regulatory authority.

Skills and Experience

We believe it is important for directors to have experience in senior management, governance, compensation, finance, environment, health and safety, and to participate with public company boards as an advisor, director or member of management to effectively fulfill their duties and responsibilities as a member of our Board.

2018 Management Information Circular – Page 14

Our Board reviews the slate of nominated directors every year to determine whether it still reflects the mix of skills, background and experience it believes is necessary for fulfilling its duties and responsibilities in overseeing First Mining’s strategic direction, management and affairs.

We believe that the directors who have been nominated for election at the Meeting are well qualified to represent the interests of shareholders and appropriately address our business needs, and we recommend that our shareholders vote FOR the six director nominees set out herein.

Advance Notice Provisions

Pursuant to Article 14.2 of First Mining’s Articles, any additional director nominations for an annual general meeting must be received by the Company, not less than 30 nor more than 65 days prior to the date of the meeting. Unless nominations are received in accordance with our Articles by May 11, 2018, being the date which is 30 days prior to the Meeting, management’s nominees for election as directors set forth above shall be the only nominees eligible to stand for election at the Meeting.

Majority Voting Policy

Our Board has adopted a majority voting policy. Unless there is a contested election, a director who receives more withhold votes than votes “for”, will immediately submit his or her resignation to the Board. The compensation and nominating committee of the Board (the “Compensation and Nominating Committee”) will review the matter and recommend to the Board whether to accept the resignation. The resignation will be effective once it has been accepted by the Board. The director will not participate in any deliberations on the matter. We expect to accept the resignation unless there is some special circumstance that warrants the director stay on the Board. In any case, the Board shall determine whether or not to accept the resignation within 90 days of the relevant annual shareholders’ meeting and the Company will promptly issue a news release communicating the Board’s decision. If the Board determines not to accept a resignation, the news release will fully state the reasons for that decision.

4.      Appointment of auditor

At the Meeting, shareholders will be asked to appoint First Mining’s auditor for the ensuing year. Our current auditor, PwC, will be nominated at the Meeting for re-appointment as the Company’s auditor at such remuneration to be fixed by the Board.

On October 16, 2017, BDO Canada LLP, our former auditor, resigned at our request and PwC was appointed as the auditor of the Company. A copy of the “reporting package” in respect of the change of auditor is attached as Appendix “A” to this Circular. The reporting package includes a notice of change of auditor at page A-2 of Appendix “A”, a letter from BDO Canada LLP at page A-3 of Appendix “A” and a letter from PwC at page A-4 of Appendix “A”.

In the absence of instructions to the contrary, the First Mining proxyholders will vote the Common Shares represented by each form of proxy, properly executed, FOR reappointing PwC as our independent auditor for the ensuing year, and FOR authorizing the directors to fix the auditor’s pay.

2018 Management Information Circular – Page 15

5.      Amendment and restatement of stock option plan

At the Meeting, our shareholders will be asked to approve an amended and restated stock option plan (the “Amended and Restated Stock Option Plan”), subject to regulatory approval, and as more particularly described below.

First Mining’s existing stock option plan was approved by our shareholders on June 16, 2016 to comply with the requirements of the TSX-V. On June 22, 2017, First Mining graduated from the TSX-V and our Common Shares were listed on the TSX. Accordingly, our Board has deemed it appropriate to amend and restate the existing stock option plan in order to comply with the TSX’s rules and policies and best practices, as well as to further incentivize our directors, officers, employees, management and others who provide service to First Mining to act in the best interests of the Company.

The proposed Amended and Restated Stock Option Plan is attached as Appendix “B” to this Circular. The material provisions of the Amended and Restated Stock Option Plan are set out below.

•

Eligible Participants – Directors, officers, consultants, and employees of the Company or its subsidiaries, and employees of a person or company which provides management services to the Corporation or its subsidiaries (each, an “Eligible Person”) shall be eligible for selection to participate in the Amended and Restated Stock Option Plan.

•

Maximum Number of Shares Issuable – The maximum number of Common Shares issuable under the Amended and Restated Stock Option Plan, together with the number of Common Shares issuable under outstanding options granted otherwise than under the existing stock option plan, shall not in the aggregate exceed 10% of the Company’s issued and outstanding Common Shares (calculated as at the grant date of such options).

•

Outstanding Options Awarded and Remaining Options Available for Grant – As of December 31, 2017, there were 30,608,000 options to purchase Common Shares of the Company outstanding under the existing stock option plan, representing 5.5% of our Common Shares on such date and 24,646,761 options were available for grant as of December 31, 2017, representing 4.5% of our Common Shares on such date.

•

Limits on Grants – No single participant in the Amended and Restated Stock Option Plan may be granted options to purchase a number of Common Shares equalling more than 5% of the issued Common Shares of the Company in any one twelve-month period unless the Company has obtained shareholder approval in respect of such grant.

Options under the Amended and Restated Stock Option Plan will not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Common Shares of the Company in any twelve-month period to any one consultant of the Company or any of its subsidiaries.

In addition, options will not be granted to any one Eligible Person who is an Insider of the Company where such grant would result in the number of Common Shares: (i) issued to Insiders, within any one year period; and (ii) issuable to Insiders at any time, under the Amended and Restated Stock Option Plan, when combined with all of the Company's other security based compensation arrangements, exceeding 10% of the issued and outstanding Common Shares as at the award date of the option. For the purposes of the Amended and Restated Stock Option Plan, “Insider” means a “reporting insider” as such term is defined under National Instrument 55-104 - Insider Reporting Requirements and Exemptions.

2018 Management Information Circular – Page 16

•

Exercise Price – The exercise price of options granted under the Amended and Restated Stock Option Plan will be determined by the Board at the time any option is granted, provided that in no event will such exercise price be lower than the market price of the Common Shares on the day the option is granted pursuant to the policies of the TSX.

•

Vesting Schedule – Under the Amended and Restated Stock Option Plan, the Board may, in its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist. Subject to any vesting restrictions imposed by the Board, options may be exercised in whole or in part at any time and from time to time during the option period.

•

Term – The Board has the discretion to determine the term of each option under the Amended and Restated Stock Option Plan, provided that the term of an option will be subject to early termination in the event a participant in the Amended and Restated Stock Option Plan ceases to be an Eligible Person or in the event of the death of the participant.

If the expiry date of an option falls within a Black Out Period or within nine business days following the expiration of a Black Out Period, the expiry date of the option will be automatically extended to that date which is the tenth business day after the end of the Black Out Period.

“Black Out Period” means the period during which the relevant participant is prohibited from exercising an option due to trading restrictions imposed by the Company pursuant to the Company’s Securities Trading Policy or any other policy of the Company respecting restrictions on trading that is in effect at that time.

•

Termination of Employment – In the event that an option holder at any time is no longer an Eligible Person by virtue of such person ceasing to be one or more of a director, officer, consultant, employee of the Company or its subsidiaries, or an employee of a person or company which provides management services to the Company or its subsidiaries, for any reason (other than death), such person may exercise his or her option to the extent that he or she was entitled to exercise it at the date of such cessation, provided that the option period will end and the option will terminate on the earlier of the last day of the option period and the date that is 90 days after the day on which such person ceases to an Eligible Person, subject to extension for a reasonable period at the discretion of the Board (and subject to the rules and policies of the TSX), unless such person was engaged in investor relations activities, in which case such exercise must occur within 30 days after the cessation of such person’s services to the Company, subject to extension for a reasonable period at the discretion of the Board (and subject to the rules and policies of the TSX).

Notwithstanding the foregoing, in the event that a person who is a director, officer, consultant or employee of the Company or its subsidiary is terminated for cause, each option held by such person will terminate immediately and will cease to be exercisable upon such termination for cause.

2018 Management Information Circular – Page 17

•

Death or Disability – In the event of the death or disability of an option holder, the option previously granted to him or her will be exercisable only within the one year after such death and then only: (i) by the person or persons to whom the deceased’s rights under the option shall pass by the deceased's will or the laws of descent and distribution; and (ii) if and to the extent that the deceased was entitled to exercise the option at the date of his or her death.

•	Assignment – Options are non-assignable and non-transferable other than in the event of the death of an option holder as set out above or with disinterested shareholder approval.

•

Amendments – Subject to applicable approval of the TSX, the Board may, at any time, suspend or terminate the Amended and Restated Stock Option Plan, provided that no such suspension or termination shall alter or impair any outstanding unexercised options or any rights without the consent of the affected participants. Subject to the rules and policies of the TSX and any applicable approval of the TSX, the Board may also at any time amend or revise the terms of the Amended and Restated Stock Option Plan; provided that shareholder approval, or disinterested shareholder approval, as the case may be, must be obtained for the following amendments and revisions:

i.	any increase in the number of shares reserved for issuance under the Amended and Restated Stock Option Plan;

ii.	any reduction in exercise price or cancellation and any re-issuance of options;

iii.	any amendment that externs the term of an option beyond its original expire date;

iv.	any amendment to the limits imposed on non-executive directors;

v.

any amendment which would permit options granted under the Amended and Restated Stock Option Plan to be transferable or assignable other than in the event of the death of a participant as set out above; and

vi.	any amendment to the amendment provisions in the Amended and Restated Stock Option Plan.

•	Financial Assistance – The Company does not offer financial assistance in respect of the exercise of options.

At the Meeting, our shareholders will be asked to pass an ordinary resolution approving the Amended and Restated Stock Option Plan in the following form:

“BE IT RESOLVED as an ordinary resolution that:

1.

the adoption of the Amended and Restated Stock Option Plan, as described in the Information Circular dated May 4, 2018, including reserving for issuance under the Amended and Restated Stock Option Plan at any time a maximum of 10% of the then issued and outstanding common shares of the Company, be and is hereby authorized and approved;

2018 Management Information Circular – Page 18

2.	the Company be and is hereby authorized to grant stock options under the Amended and Restated Stock Option Plan until June 12, 2021, being the date that is three years from the date hereof; and

3.	the Company be and is hereby authorized to prepare such documents and make such submissions as the Company may be required to make to give effect to this resolution.”

Shareholders may vote FOR or AGAINST the above resolution. An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy. If the Amended and Restated Stock Option Plan is not approved, previously granted options will be unaffected, however, no further options will be able to be issued under the Amended and Restated Stock Option Plan.

We recommend that our shareholders vote FOR this resolution.

In the absence of instructions to the contrary, the First Mining proxyholders will vote the Common Shares represented by each form of proxy, properly executed, FOR approving the amended and restated stock option plan.

6.      Other business

As of the date of this Circular, we are not aware of any other items of business to be considered at the Meeting other than as set forth above. If other items of business are properly brought before the Meeting, the First Mining proxyholders intend to vote on such items in accordance with management’s recommendation.

2018 Management Information Circular – Page 19

Corporate Governance

National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines that apply to all public companies (the “Guidelines”), and has been used by First Mining in adopting its corporate governance practices. National Instrument 58-101 Disclosure of Governance Practices requires us to disclose in this Circular certain information regarding our corporate governance guidelines.

Our Board and management consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations. Our approach to corporate governance is set out below.

Our Board

Management is nominating six individuals to the Board, all of whom are current directors of the Company.

The Guidelines suggest that the board of directors of every public company should be constituted with a majority of individuals who qualify as “independent” directors under National Instrument 52-110 Audit Committees (“NI 52-110”), which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. The “material relationship” is defined as a relationship which could, in the view of the Company’s Board, reasonably interfere with the exercise of a director’s independent judgement.

All of the current members of the Board are considered “independent” within the meaning of NI 52-110, except for Jeff Swinoga, who is the President and CEO of First Mining, and Chris Osterman, who is the COO of First Mining.

Our Board has a stewardship responsibility to supervise the management of and oversee the conduct of the business of the Company, provide leadership and direction to management, evaluate management, set policies appropriate for First Mining’s business and approve corporate strategies and goals. The day-to-day management of the business and affairs of First Mining is delegated by the Board to the President and CEO. The Board will give direction and guidance through the President and CEO to management and will keep management informed of its evaluation of First Mining’s senior officers in achieving and complying with goals and policies established by the Board.

Our Board recommends nominees to the shareholders for election as directors, and immediately following each annual general meeting appoints an Audit Committee, a Compensation and Nominating Committee, a Corporate Governance Committee and a chairperson for each committee. The Board establishes and periodically reviews and updates the committee mandates, duties and responsibilities of each committee, elects a chairperson of the Board and establishes his or her duties and responsibilities, appoints the President and CEO of First Mining and establishes his or her duties and responsibilities, and on the recommendation of the President and CEO, appoints First Mining’s senior officers and approves the senior management structure of the Company.

The mandate of our Board is to manage or supervise management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of First Mining’s business and affairs directly and through its committees. A copy of the Board mandate is set out at Appendix “C”.

2018 Management Information Circular – Page 20

The Chairman of the Board plays a critical role in managing and supervising the business and affairs of First Mining, and overseeing management. The Chairman is responsible for ensuring that the Board focuses on our strategic performance, ensuring the Board represents and protects the Company’s long term best interests, helping set the tone and culture of the Company, managing relationships, and ensuring the Board adopts and complies with procedures enabling it to effectively and efficiently conduct its work independently from management. For a copy of the position description of the Chairman of the Board, visit First Mining’s website at www.firstmininggold.com.

Our Board exercises its independent supervision over management by its policies whereby: (a) periodic meetings of the Board are held to obtain an update on significant corporate activities and plans; and (b) all material transactions of the Company are subject to prior approval of the Board. Our Board meets at least four times each year, and endeavours to hold at least one meeting in each fiscal quarter. In addition, the independent members of the Board meet regularly each year, at which meetings the non-independent directors and members of management are not in attendance. The Board will also meet at any other time at the call of the President and CEO, or subject to our Articles, of any director.

Other directorships

The following is a list of each current and proposed director of the Company who is also a director of other reporting issuers (or equivalent) in a Canadian or foreign jurisdiction:

Name of Director	Name of other reporting issuer
Keith Neumeyer	First Majestic Silver Corp. (director)
Michel Bouchard	Monarques Gold Corporation (chairman), SIRIOS Resources Inc. (director), Cartier Resources Inc. (director)
David Shaw	First Majestic Silver Corp. (director), Great Quest Fertilizer Ltd. (director), Medallion Resources Ltd. (director)
Jeff Swinoga	First Cobalt Corp. (director)

2018 Management Information Circular – Page 21

Meeting attendance

As set out in the Board Mandate, each director is expected to attend all Board meetings. The following table below shows current director attendance at Board and Board committee meetings held between the 2017 AGM and the date of this Circular:

Director	Board Meetings	Committee Meetings (1)
		Audit Committee	Corporate Governance Committee	Compensation and Nominating Committee
Keith Neumeyer	7 of 7	4 of 4	None held.	1 of 1
Michel Bouchard	6 of 7	N/A	N/A	1 of 1
Chris Osterman	7 of 7	N/A	N/A	N/A
Raymond Polman	7 of 7	4 of 4	None held.	N/A
David Shaw	6 of 7	3 of 4	None held.	1 of 1
Jeff Swinoga (2)	1 of 1	N/A	N/A	N/A

Notes:

(1)	The following directors have served as Board committee chairs since the last AGM:

•	Mr. Bouchard – chairman of the Compensation and Nominating Committee;

•	Mr. Polman – chairman of the Audit Committee; and

•	Dr. Shaw – chairman of the Corporate Governance Committee.

(2)	Mr. Swinoga’s attendance record in the table above only reflects the Board meetings that have been held since Mr. Swinoga first became a director of the Company on March 21, 2018.

Orientation and continuing education

Our Board’s practice is to recruit for the Board only persons with extensive experience in the mining and mining exploration business and in public company matters. Prospective new board members are provided a reasonably detailed level of background information, verbal and documentary, on First Mining’s affairs and plans prior to obtaining their consent to act as a director.

Our Board provides training courses to the directors as needed, to ensure that the Board is complying with current legislative and business requirements.

Ethical business conduct

Our Board encourages and promotes a culture of ethical business conduct through communication and supervision as part of their overall stewardship responsibility. In addition, our Board has adopted a Code of Business Conduct and Ethics (the “Code”) to be followed by First Mining’s directors, officers, employees and principal consultants and those of its subsidiaries. The Code is also to be followed, where appropriate, by the Company’s agents and representatives, including consultants where specifically required. The purpose of the Code is to, among other things, promote honest and ethical conduct, avoid conflict of interest, protect confidential information and comply with the applicable government laws and securities rules and regulations.

2018 Management Information Circular – Page 22

A copy of the Code is available on our website at www.firstmininggold.com.

Director term limits and Board renewal

We have not adopted term limits for directors on our Board or other formal mechanisms of Board renewal. The Company and the Board have considered term limits and believe that:

  longer tenure does not impair a director’s ability to act independently of management;

  imposing term limits could result in the loss of contributions of longer serving directors who have developed significant depth of knowledge and understanding of the Company;

  regular evaluation of Board skills and experience, as set out in our Board Mandate, rather than arbitrary term limits, will result in better Board performance; and

  experience of Board members is a valuable asset to shareholders because of the complex issues that the Board faces.

Our Board currently assesses each director in order to ensure that the Board is balanced between highly experienced directors with long-term knowledge and those with a fresh perspective. None of the current directors has served on the Board for a lengthy term with the exception of Mr. Shaw, who has been a director of the Company since 2005 (at that time, the Company was called “Albion Petroleum Ltd.). As the Company was a “capital pool company” with no active business from 2005 to 2015 and only commenced its current active business in 2015, our Board does not consider Mr. Shaw’s previous tenure as being relevant to the question of term limits. Our Board will periodically consider whether term limits or other mechanisms of Board renewal should be adopted and will implement changes when necessary.

Diversity

In 2014, amendments to the continuous disclosure regime in Canada were adopted requiring new disclosure regarding the representation of women on boards and in executive officer positions. As at the date of this Circular, we have not adopted a written policy specifically relating to the identification and nomination of women directors or executive officers, nor does the Board specifically consider the level of representation of women when making executive officer appointments or set targets regarding women on the Board or in executive positions. However, informally, we value diversity, including, without limitation, diversity of experience, perspective, education, race, gender and national origin as part of our overall business strategy. We believe that employing and engaging a diverse workforce enhances our effectiveness by leveraging access to a wide array of experiences, skills, talents and knowledge. We recognize the benefits of creating and maintaining a diverse and inclusive culture within our workforce, including exposure to different perspectives. Therefore, while opportunities and appointments will be primarily based on performance, skill and merit, due consideration will be given to diversity in all aspects of employment and engagement by an employee, officer or director with the Company, including selection, recruitment, hiring, promotion, compensation, termination, training and development. For clarity, “diversity” means any element or quality that can be used to differentiate groups and people from one another, including differences based on race, colour, religion, gender and gender identity, sexual orientation, family or marital status, political belief, age, national or ethnic origin, citizenship or physical or mental disability and any other protected ground.

2018 Management Information Circular – Page 23

The presence of women in our workforce is growing. With the continued support of management and the Board, we expect this trend to continue in the years ahead.

The Board intends to consider whether it should adopt specific policies and practices regarding the representation of women on the Board and in executive positions, including the setting of targets for such representation.

Nomination of directors

The Compensation and Nominating Committee has primary responsibility for the nomination of new directors. New candidates are identified to the Board for nomination by an informal process of discussion and consensus – building on the need for additional directors, the specific attributes being sought, likely prospects, and timing. Prospective directors are not approached until consensus among the Board is reached. This process takes place among the Chairman and a majority of the non-executive directors.

Compensation and Nominating Committee

The Compensation and Nominating Committee is a committee comprised of at least three directors whose primary purpose is to enable First Mining to recruit, retain and motivate employees and ensure conformity between compensation and other corporate objectives and review and recommend for Board consideration, all compensation packages, both present and future, for the Company’s management and directors (including annual retainer, meeting fees, bonuses and option grants) including any severance packages. A majority of the members shall not be officers or employees of First Mining and shall be unrelated, independent directors. Members of the Compensation and Nominating Committee shall be appointed or reappointed at the Board meeting which follows the Company’s annual general meeting and from among the appointees to the Compensation and Nominating Committee, the Board shall appoint a chairperson (the “Compensation and Nominating Committee Chairperson”). The duties of the Compensation and Nominating Committee Chairperson include overseeing the proper functioning of the Compensation and Nominating Committee to ensure the proper discharge of its duties, to schedule meetings and to ensure timely reporting to the Board.

The Compensation and Nominating Committee meets as often as may be necessary or appropriate in its judgment.

In exercising its mandate, the Compensation and Nominating Committee sets the standards for the compensation of directors, employees and officers based on industry data and with the goal to attract, retain and motivate key persons to ensure the long term success of First Mining. Compensation generally includes the three following components: (i) base salary; (ii) annual bonus based on performance; and (iii) grant of stock options. The Compensation and Nominating Committee takes into account the fact that the Company’s operations are located in North America and that the Company is therefore subject to increased competition in the market for its key personnel while also taking into account the performance and objectives set forth for the Company.

2018 Management Information Circular – Page 24

The Compensation and Nominating Committee is accountable to the Board and reports to the Board at its next regular meeting all deliberations and actions it has taken since any previous report. Minutes of Compensation and Nominating Committee meetings will be available for review by any member of the Board on request to the Compensation and Nominating Committee Chairperson.

The current members of the Compensation and Nominating Committee are Michel Bouchard (current Compensation and Nominating Committee Chairperson), Keith Neumeyer and David Shaw, all of whom are independent.

Corporate Governance Committee

The purpose of the Board’s corporate governance committee (the “Corporate Governance Committee”) is to monitor and to generally be responsible for developing the Company’s governance and human resources policies and guidelines and overseeing their implementation and administration.

The Corporate Governance Committee is responsible for ensuring a compensation policy and practice that is supportive of the Company’s business strategies and that appropriately links senior management performance and compensation. In addition, the Corporate Governance Committee shall ensure the recruitment, ongoing long-term development and deployment of high calibre senior management.

Annually, following the annual general meeting of the Company, the Board elects from its members not less than three directors to serve on the Corporate Governance Committee. Each member holds office until the close of the next annual general meeting of the Company or until the member resigns or is replaced, whichever first occurs. The Board appoints one of the directors on the Corporate Governance Committee as the chairperson, whose duties include overseeing the proper functioning of the Corporate Governance Committee to ensure the proper discharge of its duties, to schedule meetings and to ensure timely reporting to the Board.

The Corporate Governance Committee meets as often as may be necessary or appropriate in its judgment.

The members of the Corporate Governance Committee are David Shaw (current chairperson of the Corporate Governance Committee), Raymond Polman and Keith Neumeyer.

Assessments

Our Board annually reviews its own performance and effectiveness as well as the effectiveness and performance of its committees. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of individual directors are informally monitored by other Board members, bearing in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

2018 Management Information Circular – Page 25

Our Board monitors the adequacy of information given to directors, communication between Board and management and the strategic direction and processes of the Board and its committees.

Our Board believes its corporate governance practices are appropriate and effective for the Company, given its size and operations. First Mining’s corporate governance practices allow the Company to operate efficiently, with checks and balances that control and monitor management and corporate functions without excessive administrative burden.

Audit Committee

As required by NI 52-110, information about our Audit Committee is provided in the our most recent annual information form dated March 22, 2018, which is available under our SEDAR profile at www.sedar.com and on our website at www.firstmininggold.com.

Statement of Executive Compensation

Named executive officers

During our most recently completed financial year, we had five Named Executive Officers (“NEOs”) being Christopher Osterman, our Chief Executive Officer (the “CEO”), Patrick Donnelly, our President, Andrew Marshall, our Chief Financial Officer (the “CFO”), William Tanaka, our Vice President of Technical Services, and Derek Iwanaka, our Vice President of Investor Relations (note: on January 15, 2018, Mr. Jeff Swinoga was appointed as our CEO and Dr. Osterman became our Chief Operating Officer, and on March 21, 2018, Mr. Donnelly left the Company and Mr. Swinoga became our President and CEO).

“Named Executive Officer” or “NEO” means: (a) each CEO; (b) each CFO; (c) each of the three most highly compensated executive officers of the company; including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of our most recently completed financial year whose total compensation was, individually, more than $150,000; and (d) each individual who would be a NEO under (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

Unless stated otherwise, all of the information in this section “Statement of Executive Compensation” is as of December 31, 2017, being the date of First Mining’s most recently completed financial year.

Compensation discussion and analysis

In 2005, First Mining completed its initial public offering (“IPO”) and listing on the TSX-V as a Capital Pool Company (a “CPC”) as defined in Policy 2.4 of the TSX-V Corporate Finance Manual (the “TSX-V Manual”). The net proceeds of our IPO and the funds received on incorporation were aimed towards the identification and evaluation of business assets with a view to completing a potential Qualifying Transaction, as defined in the TSX-V Manual. Executives of CPCs are not permitted to be compensated beyond the grant of stock options. On March 30, 2015, we acquired all of the issued and outstanding shares of KCP Minerals Inc. (formerly Sundance Minerals Ltd.) (the “Sundance Acquisition”). The Sundance Acquisition constituted First Mining’s Qualifying Transaction. Accordingly, prior to March 30, 2015, no compensation other than the issuance of stock options was paid to our directors or officers. In connection with the completion of the Sundance Acquisition, on March 30, 2015, the Company’s former officers and board of directors resigned, other than David Shaw who remains a director.

2018 Management Information Circular – Page 26

Our executive compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value. The Board recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility. In general, an NEO’s compensation is comprised of salary and/or contractor payments, performance-based bonuses (paid in cash and/or shares) and stock option grants.

The objectives and reasons for this system of compensation are generally to allow First Mining to remain competitive compared to its peers in attracting and retaining experienced personnel. All salaries and/or consulting fees are to be set on a basis of a review and comparison of compensation paid to executives at similar companies.

Neither the Board nor our Compensation and Nominating Committee has proceeded to a formal evaluation of the implications of the risks associated with our compensation policies and practices. Our Board considers risk management when implementing First Mining’s compensation program, and the Board and the Compensation and Nominating Committee do not believe that our compensation program results in unnecessary or inappropriate risk taking including risks that are likely to have a material adverse effect on First Mining.

Performance graph

The following graph compares the cumulative total shareholder return for $100 invested in our Shares from April 6, 2015 to December 31, 2017 (i.e. all of our completed financial years since our Shares first started trading on the TSX-V) against the cumulative total shareholder return of the S&P/TSX Composite Index, the S&P/TSX Global Mining Index and the Market Vectors Junior Gold Miners ETF (USD) for the same period, assuming the reinvestment of all dividends (if applicable).

2018 Management Information Circular – Page 27

		Value at Fiscal Year End

	December 31, 2015 (1)	December 31, 2016	December 31, 2017

First Mining Gold Corp.	$69	$175	$127

% change in fiscal year	-31%	153%	-28%

S&P/TSX Composite Index (2)	$86	$101	$107

% change in fiscal year	-14%	18%	6%

S&P/TSX Global Mining Index (2)	$68	$97	$112

% change in fiscal year	-32%	42%	15%

Market Vectors Junior Gold Miners ETF (USD)	$78	$135	$146

% change in fiscal year	-22%	72%	8%

Notes:

(1)

Our Shares first commenced trading on the TSX-V on April 6, 2015, so this column reflects the value of a $100 investment, and the change in percentage of such investment, between April 6, 2015 and the end of the Company’s first financial year as a reporting issuer, namely December 31, 2015.

2018 Management Information Circular – Page 28

(2)	The numbers for this item assumes the reinvestment of all dividends.

There was a 120% increase in compensation paid to executive officers between the financial year ended December 31, 2015 and the financial year ended December 31, 2016, mainly due to the fact that we only listed on the TSX-V at the start of April 2015, and had been paying minimal amounts to our executive officers in terms of salary at that time. Between the financial year ended December 31, 2016 and the financial year ended December 31, 2017, there was a 10% increase.

The share price valuation of gold explorers, developers and producers fluctuates with changes in the underlying commodity prices, ETF and index rebalances and other external factors. Executive compensation was not intended to directly reflect share price performance driven by such externalities. Alignment with our shareholders is nonetheless achieved by awarding a significant portion of compensation in the form of long-term equity-based incentives.

Share-based and option-based awards

We do not currently grant share-based awards. Our Board is responsible for granting options to the NEOs. Stock option grants are designed to reward our NEOs for success on a similar basis as our shareholders, but these rewards are highly dependent upon the volatile stock market, much of which is beyond the control of the NEOs. When new options are granted, the Board takes into account the previous grants of options, the number of stock options currently held, position, overall individual performance, anticipated contribution to First Mining’s future success and the individual’s ability to influence corporate and business performance. The purpose of granting such stock options is to assist the Company in compensating, attracting, retaining and motivating our officers, directors and employees and to closely align the personal interest of such persons to the interests of our shareholders.

The exercise price of stock options granted under our existing stock option plan is generally determined by the market price of our Common Shares at the time of grant, less any discount allowed under the TSX’s rules and policies. Under the Amended and Restated Stock Option Plan, the Board will have discretion to set the exercise price of stock options, provided that the exercise price may not be lower than the market price of the Common Shares as of the date of the grant of the stock option.

Compensation governance

The Compensation and Nominating Committee consists of three members: Michel Bouchard (the current Chairperson of the committee), Keith Neumeyer and David Shaw, all of whom are considered independent. The Compensation and Nominating Committee, on behalf of the Board, monitors the compensation of our executive officers.

The following summary describes the mandate and responsibilities of our Compensation and Nominating Committee as it relates to NEO compensation:

(a)

to review and approve corporate goals and objectives relevant to NEO compensation, including the evaluation and performance of the CEO in light of those corporate goals and objectives, and to make recommendations to the Board with respect to NEO compensation levels (including the award of any cash bonuses or share ownership opportunities);

2018 Management Information Circular – Page 29

(b)

to consider the implementation of short and long-term incentive plans, including equity-based plans, proposed by management, to make recommendations to the Board with respect to these plans and to annually review such plans after their implementation; and

(c)	to annually review any other benefit plans proposed by management and to make recommendations to the Board with respect to their implementation.

All members of the Compensation and Nominating Committee have direct experience which is relevant to their responsibilities as a member of the Compensation and Nominating Committee. All members are or have held senior executive roles within public companies, and therefore have a good understanding of compensation programs. They also have good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members’ combined experience in the resource sector provides them with the understanding of First Mining’s success factors and risks, which is very important when determining metrics for measuring success.

We have not retained a compensation consultant or advisor to assist the Compensation and Nominating Committee in determining compensation for any of our directors or officers.

Risk assessment and oversight

As is commensurate with companies of a similar size and at a similar stage of development, during our financial year ended December 31, 2017, our Board did not consider the implications of the risks associated with First Mining’s compensation policies and practices.

Prohibitions on hedging and speculation

Pursuant to our Securities Trading Policy, our NEOs and directors are not permitted to take any speculative or derivative positons or purchase financial instruments, including without limitation, prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, spread bets, contracts for different, collars or units of exchange funds or other derivative securities that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any of First Mining’s securities. A copy of our Securities Trading Policy is available on our website at www.firstmininggold.com.

2018 Management Information Circular – Page 30

Summary compensation table

The following table contains a summary of the compensation paid or accrued to our NEOs and former NEOs during First Mining’s three most recently completed financial years:

Name and principal position	Year	Salary (1) ($)	Share- based awards ($)	Option- based awards (2) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation (1) ($)	Total compensation ($)
					Annual Incentive plans	Long- term incentive plans
Christopher Osterman CEO and Director	2017 2016 2015	$233,748 $220,248 $208,590 (3)	N/A N/A N/A	$951,600 $1,100,000 $193,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil $134,077 (3)	$1,185,348 $1,320,248 $535,667
Patrick Donnelly President	2017 2016 2015	$220,000 $200,000 $158,872	N/A N/A N/A	$951,600 $1,100,000 $193,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$1,171,600 $1,300,000 $351,872
William Tanaka Vice President, Technical Services (4)	2017 2016 2015	$164,637 $118,530 $57,776 (4)	N/A N/A N/A	$323,000 $265,500 $61,800	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$487,637 $384,030 $119,576
Andrew Marshall CFO (5)	2017 2016 2015	$140,000 $116,667 $54,872 (6)	N/A N/A N/A	$278,300 $132,000 $44,800	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$418,300 $248,667 $99,672
Derek Iwanaka Vice President, Investor Relations	2017 2016 2015	$126,000 $115,500 $45,573(7)	N/A N/A N/A	$273,300 $154,900 $78,400	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$399,300 $270,400 $123,973

Notes:

(1)

All dollar amounts in the above summary compensation table and in these footnotes are reflected in Canadian dollars; however, compensation for Dr. Osterman and Mr. Tanaka was awarded, earned, or payable in U.S. dollars. We used the following Bank of Canada annual average US$/CAD$ exchange rates to convert U.S. dollar amounts to Canadian dollar amounts for the respective fiscal years: 2017 – 1.2986; 2016 – 1.3248; 2015 – 1.2788.

(2)	The fair value of option-based awards is determined by the Black-Scholes Option Pricing Model with the following weighted average assumptions:

2018 Management Information Circular – Page 31

	2017	2016	2015
Weighted average fair value at grant date:	$0.50	$0.44	$0.23
Risk-free interest rate:	1.45%	1.38%	1.45%
Expected dividend yield:	Nil	Nil	Nil
Expected volatility:	70.43%	71.40%	89.45%
Expected life of option:	5 years	5 years	5 years

The method of calculation is in accordance with IFRS 2 and is consistent with the method used in our annual audited consolidated financial statements.

(3)

During 2015, Mr. Osterman received compensation of US$118,000 related to salary, US$45,118 related to prior period accrued salary and US$104,849 in share-for-debt settlement of additional accrued salary amounts upon the reverse take-over of Sundance Minerals Inc. These amounts were translated into Canadian Dollars at an average 2015 exchange rate of 1.2788 US$/CAD$, per the Bank of Canada.

(4)

Mr. Tanaka joined the Company as a consultant on April 2 2015, so this amount reflects all amounts paid to Mr. Tanaka in 2015 for consulting services from the date he started working with the Company up to and including December 31, 2015.

(5)

Mr. Marshall was promoted from his position as Controller of the Company to Chief Financial Officer (“CFO”) of the Company on September 26, 2016 and his salary was increased to $140,000 per annum effective September 1, 2016. This amount reflects Mr. Marshall’s annual salary as the Company’s Controller from January 1, 2016 to August 31, 2016, and his annual salary as the Company’s CFO from September 1, 2016 to December 31, 2016.

(6)	Mr. Marshall joined the Company on June 9, 2015, so this amount reflects his annual salary in 2015 from the date he started working with the Company up to and including December 31, 2015.

(7)	Mr. Iwanaka joined the Company on July 27, 2015, so this amount reflects his annual salary in 2015 from the date he started working with the Company up to and including December 31, 2015.

Narrative discussion

Employment Agreement with Christopher Osterman

Pursuant to an employment agreement dated July 1, 2014 (the “Osterman Agreement”) entered into between Christopher Osterman and KCP Minerals Inc. (formerly Sundance Minerals Ltd.) (“KCP”), Mr. Osterman was entitled to receive US$75,000 per year in salary. The Osterman Agreement was amended on April 1, 2015 to increase Mr. Osterman’s salary to US$150,000 per year, and it was further amended in June 2016 to increase Mr. Osterman’s salary to the current level of US$180,000 per year. The Company may terminate the Osterman Agreement at any time, without cause, upon three months’ notice. If there is a Change of Control (as defined hereinafter) and Mr. Osterman is terminated for a reason other than cause, the Company shall pay Mr. Osterman a lump sum equal to one year’s base salary.

Employment Agreement with Patrick Donnelly

Pursuant to an employment agreement dated January 5, 2015 entered into between Patrick Donnelly and KCP (the “Donnelly Agreement”), Mr. Donnelly received $160,000 per year in salary for the fiscal year ended December 31, 2015. The Donnelly Agreement was amended in January 2016 to increase Mr. Donnelly’s salary to $182,000 per year, and it was further amended in June 2016 to increase Mr. Donnelly’s salary to the current level of $220,000 per year. The Company may terminate the Donnelly Agreement at any time, without cause, upon one month’s notice. If there is a Change of Control and Mr. Donnelly is terminated for a reason other than cause, the Company shall pay Mr. Donnelly a lump sum equal to one year’s base salary.

2018 Management Information Circular – Page 32

Consulting Agreement with William Tanaka

We retained the services of William Tanaka in 2015 under the terms of a consulting agreement between Mr. Tanaka and First Mining (the “Tanaka Agreement”). For the fiscal year 2017, we paid Mr. Tanaka USD$126,780 for consulting services provided during that year. The Company may terminate the Tanaka Agreement at any time, without cause, upon one months’ notice. If there is a Change of Control and Mr. Tanaka is terminated for a reason other than cause, the Company shall pay Mr. Tanaka a lump sum equal to one year of his annual fee.

Employment Agreement with Andrew Marshall

Pursuant to an employment agreement dated May 29, 2015 entered into between Andrew Marshall and First Mining (the “Marshall Agreement”), Mr. Marshall received $100,000 per year in salary for the fiscal year ended December 31, 2015. The Marshall Agreement was amended in June 2016 to increase Mr. Marshall’s salary to $120,000 per year, and, in connection with Mr. Marshall becoming our Chief Financial Officer, the Marshall Agreement was further amended in September 2016 to increase Mr. Marshall’s salary to the current level of $140,000 per year. The Company may terminate the Marshall Agreement at any time, without cause, upon one months’ notice. If there is a Change of Control and Mr. Marshall is terminated for a reason other than cause, the Company shall pay Mr. Marshall a lump sum equal to one year of his base salary.

Employment Agreement with Derek Iwanaka

Pursuant to an employment agreement dated July 27, 2015 entered into between Derek Iwanaka and First Mining (the “Iwanaka Agreement”), Mr. Iwanaka received $105,000 per year in salary for the fiscal year ended December 31, 2015. The Iwanaka Agreement was amended in June 2016 to increase Mr. Iwanaka’s salary to $126,000 per year. The Company may terminate the Iwanaka Agreement at any time, without cause, upon one months’ notice. If there is a Change of Control and Mr. Iwanaka is terminated for a reason other than cause, the Company shall pay Mr. Iwanaka a lump sum equal to one year of his base salary.

The term “Change of Control” under the Osterman Agreement, the Donnelly Agreement, the Marshall Agreement and the Iwanaka Agreement is defined to mean the consummation of any of the following events during the term of the relevant agreement: (a) a sale, lease or disposition of all or substantially all of the assets of First Mining, or, (b) a sale, merger, consolidation, reorganization, recapitalization, sale of assets, stock purchase, contribution or other similar transaction (in a single transaction or a series of related transactions) of First Mining, with or into any other corporation, or corporations, or other entity, or any other corporate reorganization, where the stockholders of First Mining immediately prior to such event do not retain (in substantially the same percentage) beneficial ownership, directly or indirectly, of more than 50% of the voting power of, and interest in, the successor entity, or the entity that controls the successor entity, provided, however, that no Change in Control shall be deemed to have occurred due to the conversion or payment of any equity, or debt instrument, of First Mining, which is outstanding on the date hereof.

Stock Options

Calculating the value of stock options using the Black-Scholes option pricing model is very different from a simple “in-the-money” value calculation. In fact, stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes option pricing model, especially where, as in the case of the Company, the price of the share underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.

2018 Management Information Circular – Page 33

Incentive plan awards

Outstanding Share-Based Awards and Option-Based Awards

To date, none of our NEOs have been granted any share-based awards by the Company. The following table sets out the outstanding option-based awards held by the NEOs of First Mining at the end of our most recently completed financial year:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Christopher Osterman CEO and Director	1,915,000 2,500,000 250,000 100,000 500,000	$0.85 $0.75 $0.40 $0.40 $0.40	10-Feb-22 16-Jun-21 30-Dec-20 27-Jul-20 30-Mar-20	Nil Nil $55,000 $22,000 $110,000	Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A
Patrick Donnelly (2) President	1,915,000 2,500,000 250,000 100,000 500,000	$0.85 $0.75 $0.40 $0.40 $0.40	20-Mar-19 20-Mar-19 20-Mar-19 20-Mar-19 20-Mar-19	Nil Nil $55,000 $22,000 $110,000	Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A
William Tanaka Vice President, Technical Services	650,000 600,000 50,000 200,000	$0.85 $0.75 $0.40 $0.40	10-Feb-22 16-Jun-21 30-Dec-20 27-Jul-20	Nil Nil $11,000 $44,000	Nil Nil Nil Nil	N/A N/A N/A N/A
Andrew Marshall CFO	560,000 300,000 140,000 100,000	$0.85 $0.75 $0.40 $0.40	10-Feb-22 16-Jun-21 30-Dec-20 9-Sep-20	Nil Nil $30,800 $22,000	Nil Nil Nil Nil	N/A N/A N/A N/A

2018 Management Information Circular – Page 34

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Derek Iwanaka Vice President, Investor Relations	550,000 350,000 100,000 200,000	$0.85 $0.75 $0.40 $0.47	10-Feb-22 16-Jun-21 22 30-Dec-20 27-Oct-20	Nil Nil $22,000 $30,000	Nil Nil Nil Nil	N/A N/A N/A N/A

Notes:

(1)

This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of 2017 based on the closing price of our Common Shares on the TSX on December 30, 2017, which was $0.62. All such options, with the exception of Mr. Iwanaka’s, were fully vested as of the grant date of the options.

(2)	Mr. Donnelly left the Company on March 21, 2018, and as a result, all of his options will now expire on March 20, 2019.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each NEO and former NEO:

Name	Option-based awards - Value vested during the year (1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Christopher Osterman CEO	Nil	Nil	Nil
Patrick Donnelly President	Nil	Nil	Nil
William Tanaka Vice President, Technical Services	Nil	Nil	Nil
Andrew Marshall CFO	Nil	Nil	Nil
Derek Iwanaka Vice President, Investor Relations	$20,900	Nil	Nil

Notes:

(1)	With the exception of the options granted to Mr. Iwanaka, all options granted to the individuals in this table were fully vested as of the grant date of the options.

2018 Management Information Circular – Page 35

Description of Equity Compensation Plans

The following is a brief description of our existing stock option plan, and is qualified in its entirety by the full text of the existing stock option plan, which will be available for review at the Meeting. Please see the information under the heading “Particulars of Matters to be Acted Upon – Amendment and restatement of stock option plan” for a description of the proposed amendments to our existing stock option plan. A copy of the Amended and Restated Stock Option Plan is attached to this Circular at Appendix “B” and will also be available for review at the Meeting.

(1)

The maximum aggregate number of our Common Shares that may be issued upon the exercise of stock options granted under our existing stock option plan shall not exceed 10% of our issued and outstanding share capital as of the grant date of such stock options. The exercise price of stock options granted under our existing stock option plan, which is determined by the Board in its sole discretion, shall not be less than the last closing price of our Common Shares on the TSX prior to the announcement of the option grant, or such other price as may be required or permitted by the TSX, or if our Common Shares are no longer listed for trading on the TSX, then such other exchange or quotation system on which the Common Shares are listed or quoted for trading.

(2)

Upon expiry of an option, or in the event an option is otherwise terminated for any reason, the number of Common Shares in respect of the expired or terminated option shall again be available for the purposes of the existing stock option plan. All options granted under the existing stock option plan may not have an expiry date exceeding ten years from the date on which the Board grants and announces the granting of the option.

(3)

If the option holder ceases to be a director, officer, employee or consultant of the Company (other than by reason of death), then the option granted shall expire on a date stipulated by the Board at the time of grant and, in any event, must terminate within 90 days after the date on which the option holder ceases to be a director, officer, employee or consultant, subject to the terms and conditions set out in the existing stock option plan.

Under our existing stock option plan, our Board may impose vesting periods on any options granted. Our Board would retain this discretion under the Amended and Restated Stock Option Plan.

Termination and change of control benefits

Other than set out below, we have not entered into any other contract, agreement, plan or arrangement that provides for payments to a NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of First Mining or a change in an NEO’s responsibilities.

The NEOs in the table below have termination and change of control benefits provided for in their respective employment agreements. The terms of each of the NEO’s employment agreements are described earlier in this Circular under the heading “Summary Compensation Table – Narrative Discussion”. The table below sets out the maximum amount First Mining could be obligated to pay in the event that a NEO was terminated without cause as of December 31, 2017. We would also be obligated to pay the NEO’s actual accrued base salary and expenses up to the date of termination and continue the NEO’s option entitlements for the period set out in their respective employment agreements.

2018 Management Information Circular – Page 36

Name	Base Salary During Period ($)	Bonus During Period ($)	Vacation Pay During Period ($)	Total Gross Payment ($)
Christopher Osterman CEO	$233,748 (1)	Nil	$12,986 (1)	$246,734 (1)
Patrick Donnelly President	$220,000	Nil	$8,730	$228,730
William Tanaka Vice President, Technical Services	$186,998 (1)	Nil	Nil	$186,998 (1)
Andrew Marshall CFO	$140,000	Nil	$6,111	$146,111
Derek Iwanaka Vice President, Investor Relations	$126,000	Nil	$6,500	$132,500

Notes:

(1)	These amounts were translated into Canadian Dollars at an annual average 2017 exchange rate of 1.2986 US$/CAD$, per the Bank of Canada.

Director compensation

On June 16, 2016, our Board established and adopted a director compensation plan for its non-management directors (the “Director Compensation Plan”). The Director Compensation Plan, which became effective as of July 1, 2016, provides for the semi-annual payment of fees to non-management directors who are not otherwise compensated under a formal management agreement.

Under the Director Compensation Plan:

  Each independent director of First Mining, other than the Chairman of the Board and the Chairman of the Audit Committee, receives $24,000 per year for serving as a director;

  The Chairman of the Board receives $29,000 per year for serving as a director and as Chairman of the Board;

  The Chairman of the Audit Committee receives $27,000 per year for serving as a director and as Chairman of the Audit Committee;

  Each director receives a meeting fee of $1,000 for each Board meeting and Board committee meeting attended by the director; and

2018 Management Information Circular – Page 37

  Each director receives an additional $1,000 per year as reimbursement of out-of-pocket expenses incurred by the director, with receipts with respect to such expenses to be provided upon request by the Company.

No director fees are paid to Mr. Jeff Swinoga (our CEO) or Mr. Christopher Osterman (our COO) for serving on the Board.

The following table sets forth the details of compensation provided to our directors, other than the NEOs, during our most recently completed financial year. The value disclosed under option-based awards for directors represents the deemed dollar value of the options granted. Except as may be noted below, no other compensation was paid to directors in their capacity as directors of First Mining or any of its subsidiaries, in their capacity as members of a committee of the Board or of a committee of the board of directors of its subsidiaries, or as consultants or experts, during our most recently completed financial year.

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Keith Neumeyer	$38,000	N/A	$951,600	N/A	N/A	Nil	$989,600
Michel Bouchard	$33,000	N/A	$236,000	N/A	N/A	Nil	$269,000
Raymond Polman	$35,000	N/A	$260,900	N/A	N/A	Nil	$295,900
David Shaw	$32,000	N/A	$236,000	N/A	N/A	Nil	$268,000

Notes:

(1)

The fair value of option-based awards is calculated using the Black-Scholes Option Pricing Model with the following assumptions: (a) weighted average fair value at grant date - $0.50; (b) expected dividend yield – nil; (c) average risk-free interest rate - 1.45%; (d) expected life - 5 years; and (e) expected volatility - 70.43%. The method of calculation is in accordance with IFRS 2 and is consistent with the method used in our annual audited consolidated financial statements.

2018 Management Information Circular – Page 38

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

To date, none of our directors have been granted any share-based awards by the Company. The following table (which continues on the next page) sets forth details regarding all option-based awards that have been granted to each director of First Mining who is not also an NEO or former NEO and that are outstanding as at the end of our most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Keith Neumeyer Chairman	1,915,000 2,500,000 350,000 75,000 350,000	$0.85 $0.75 $0.40 $0.40 $0.40	10-Feb-22 16-Jun-21 30-Dec-20 27-Jul-20 30-Mar-20	Nil Nil $77,000 $16,500 $77,000	Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A
Michel Bouchard (2) Director	475,000 400,000 274,000 200,000	$0.85 $0.15 $0.18 $0.85	10-Feb-22 3-Dec-20 3-Dec-18 15-Apr-18	Nil $188,000 $120,560 Nil	Nil Nil Nil Nil	N/A N/A N/A N/A
Raymond Polman Director	525,000 300,000 150,000 150,000	$0.85 $0.75 $0.40 $0.40	10-Feb-22 16-Jun-21 30-Dec-20 30-Mar-20	Nil Nil $33,000 $33,000	Nil Nil Nil Nil	N/A N/A N/A N/A
David Shaw Director	475,000 250,000 150,000 150,000	$0.85 $0.75 $0.40 $0.40	10-Feb-22 16-Jun-21 30-Dec-20 30-Mar-20	Nil Nil $33,000 $33,000	Nil Nil Nil Nil	N/A N/A N/A N/A

Notes:

(1)	This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of 2017 based on the closing price of our Common Shares on the TSX on December 30, 2017, which was $0.62.

(2)	All options with expiry dates prior to February 10, 2022 are replacement options that were issued to Mr. Bouchard in connection with our acquisition of Clifton Star Resources Inc. in April 2016.

2018 Management Information Circular – Page 39

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during our most recently completed financial year by each director that was not also a former NEO:

Name	Option-based awards - Value vested during the year (1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Keith Neumeyer Chairman	Nil	Nil	Nil
Michel Bouchard Director	Nil	Nil	Nil
Raymond Polman Director	Nil	Nil	Nil
David Shaw Director	Nil	Nil	Nil

Notes:

(1)	These amounts are all $Nil because all options granted to the individuals in this table were fully vested as of the grant date of the options.

2018 Management Information Circular – Page 40

Equity Compensation Plan Information

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans, as at the end of the most recently completed financial year:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by our securityholders	30,608,000 Common Shares	$0.74	24,646,762 Common Shares
Equity compensation plans not approved by our securityholders	Nil	Nil	Nil
TOTAL	30,608,000 Common Shares	$0.74	24,646,762 Common Shares

Note:

(1)

The aggregate number of Common Shares that may be reserved for issuance under our current stock option plan shall not exceed 10% of First Mining’s issued and outstanding shares. As at December 31, 2017, we had 552,547,616 Common Shares issued and outstanding.

Annual burn rate

For each of the last three financial years, the annual burn rate of our current stock option plan relative to options issued under the plan is:

  2.04% for 2017 (15,915,944 options were issued in fiscal year 2017);

  5.29% for 2016 (15,915,944 options were issued in fiscal year 2016); and

  15.09% for 2015 (15,915,944 options were issued in fiscal year 2015).

The “burn rate” of our current stock option plan for any given fiscal year is calculated by dividing the total number of stock options granted in that fiscal year by the weighted average number of Common Shares outstanding for that year.

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers, employees of First Mining, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company since the beginning of our most recently completed financial year.

2018 Management Information Circular – Page 41

Management Contracts

Other than as disclosed elsewhere in this Circular, no management functions of First Mining are to any substantial degree performed by a person or company other than the directors or NEOs of the Company.

Additional Information

Additional information relating to First Mining is available under our SEDAR profile at www.sedar.com.

You can find financial information relating to First Mining in our comparative financial statements and MD&A for our most recently completed financial year. These documents are available on our website at www.firstmininggold.com/investors/reports-filings/financials and under our SEDAR profile at www.sedar.com.

You can also request copies free of charge by contacting us at:

First Mining Gold Corp.	info@firstmininggold.com
18th Floor – 925 West Georgia Street	Telephone: 1.844.306.8827
Vancouver, British Columbia V6C 3L2	Facsimile: 604.639.8873

Board Approval

Our Board has approved the contents of this Circular and authorized us to send it to you.

DATED at Vancouver, British Columbia, this 4th day of May, 2018.

ON BEHALF OF THE BOARD,

“Keith Neumeyer”

Keith Neumeyer
Chairman of the Board

2018 Management Information Circular – Page 42

Appendix A

Change of Auditor Documents

FIRST MINING FINANCE CORP.
(the “Company”)

     NOTICE OF CHANGE OF AUDITOR
PURSUANT TO NATIONAL INSTRUMENT 51-102

Notice To:

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Financial and Consumer Services Commission, New Brunswick
Office of the Superintendent of Securities, Service Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Autorité des marchés financiers
Financial and Consumer Affairs Authority of Saskatchewan

- AND TO -

BDO Canada LLP, Chartered Professional Accountants
PricewaterhouseCoopers LLP, Chartered Professional Accountants

Dear Sirs/Mesdames:

Re:	Notice Regarding Proposed Change of Auditor
Pursuant to National Instrument 51-102 Continuous Disclosure Obligations

Please be advised that the Company’s auditor, BDO Canada LLP, Chartered Professional Accountants, of 600 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2 (the “Former Auditor”) resigned from office at the Company’s request effective as of October 16, 2017 and PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Suite 1400 – 250 Howe Street, Vancouver, British Columbia V6C 3S7 (the “Successor Auditor”) has agreed to act as the Company’s auditor effective as of October 16, 2017.

The Former Auditor has not expressed any reservations or modified opinions in any of its auditor reports in respect of the Company for any financial period during which the Former Auditor was the Company’s auditor.

In the opinion of the Company, prior to the resignation of the Former Auditor, there were no “reportable events”. A “reportable event” is an occurrence in the relationship between the Company and the Former Auditor which may have been a contributing factor in the resignation of the Former Auditor. (A “reportable event” is fully defined in section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators.)

The resignation of the Former Auditor and the appointment of the Successor Auditor have been approved by the audit committee (the “Audit Committee”) of the board of directors of the Company (the “Board”) and the Board, and the contents and filing of this notice have been approved by the Audit Committee and the Board.

Dated at Vancouver, British Columbia, this 16th day of October, 2017.

FIRST MINING FINANCE CORP.

Per:	(signed) “Andrew Marshall
An rew Marshall,d Chief Financial Officer

Tel: 604 688 5421	BDO Canada LLP
Fax: 604 688 5132	600 Cathedral Place
www.bdo.ca	925 West Georgia Street
Vancouver BC V6C 3L2 Canada

October 16, 2017

British Columbia Securities Commission	Office of the Attorney General
PO Box 10142, Pacific Centre	95 Rochford Street, P.O. Box 2000
701 West Georgia Street	4th Floor Shaw Building
Vancouver, BC V7Y 1L2	Charlottetown, PEI C1A 7N8

Alberta Securities Commission	Ontario Securities Commission
Suite 600, 250–5th St. SW	Suite 1903, Box 55
Calgary, Alberta, T2P 0R4	20 Queen Street West
Toronto, Ontario M5H 3S8
Manitoba Securities Commission
500 - 400 St. Mary Avenue	Financial and Consumer Affairs Authority of
Winnipeg, Manitoba R3C 4K5	Saskatchewan
Suite 601, 1919 Saskatchewan Drive
Financial and Consumer Services	Regina, Saskatchewan S4P 4H2
Commission (New Brunswick)
85 Charlotte Street, Suite 300	Autorité des marchés financiers
Saint John, New Brunswick E2L 2J2	Place de la Cité, Tour Cominar
2640, boulevard Laurier, bureau 400, 4e
Newfoundland and Labrador Securities NL	étage
Financial Services Regulation Division	Sainte-Foy, Québec G1V 5C1
Department of Government Services
P.O. Box 8700	Nova Scotia Securities Commission
2nd Floor, West Block	Suite 400, Duke Tower
Confederation Building	5251 Duke Street
St. John’s, Newfoundland and Labrador	Halifax, Nova Scotia B3J 1P3
A1B 4J6

Dear Sirs:

Re: First Mining Finance Corp. (the “Company”)

We have read the statements made by the Company in the Change of Auditor Notice dated October 16, 2017, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102. We agree with the statements in the Change of Auditor Notice dated October 16, 2017.

Throughout the period that BDO Canada LLP (“BDO”) was the Company's auditor, there have been no reservations in our reports or any "reportable events" as that term is defined in Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations. The resignation of BDO has not occurred because of any reportable disagreement or unresolved issue involving the Company, or any consultation with the successor auditor PricewaterhouseCoopers LLP.

Yours very truly,

(signed) “BDO CANADA LLP”

Chartered Professional Accountants

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

October 16, 2017

To:
Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Financial and Consumer Services Commission, New Brunswick
Office of the Superintendent of Securities, Service Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
The Office of the Superintendent Securities, Prince Edward Island
Autorité des marchés financiers
Financial and Consumer Affairs Authority of Saskatchewan

Re:	First Mining Finance Corp.
Change of Auditor Notice dated October 16, 2017

We have read the statements made by First Mining Finance Corp. in the attached copy of change of auditor notice dated October 16, 2017, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements concerning PricewaterhouseCoopers LLP in the change of auditor notice dated October 16, 2017.

Yours very truly,

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Appendix B

Amended and Restated Stock Option Plan

Amended and Restated Stock Option Plan

1.      Introduction

The purpose of this Amended and Restated Stock Option Plan (the “Plan”) of First Mining Gold Corp., a corporation governed by the Business Corporations Act (British Columbia) (the “Corporation”) is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries and affiliates, if any, to acquire common shares in the share capital of the Corporation (“Shares”), thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

2.       Administration

The Plan shall be administered by the Board of Directors of the Corporation or by a committee of the directors appointed from time to time by the Board of Directors of the Corporation pursuant to rules of procedure fixed by the Board of Directors (such committee or, if no such committee is appointed, the Board of Directors of the Corporation, is hereinafter referred to as the “Board”).

Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

Each option granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the Eligible Person (as defined in Section 6(a)) to whom the option is granted (a “Participant”) or by a certificate signed on behalf of the Corporation, in such form as the Board shall approve. Each such agreement or certificate shall contain a provision that the agreement or certificate, as applicable, is subject to the provisions of the Plan.

Each option granted by the Corporation prior to the date of the approval of the Plan by the shareholders of the Corporation, including options granted under previously approved stock option plans of the Corporation, are continued under and shall be subject to the terms of the Plan after the Plan has been approved by the shareholders of the Corporation.

3.      Stock Exchange Rules

All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the Shares are then listed and any other regulatory body having jurisdiction hereinafter (hereinafter collectively referred to as, the “Exchange”).

4.      Shares Subject to Plan

Subject to adjustment as provided in Section 15 hereof, the Shares issuable pursuant to options to be granted under the Plan shall consist of Shares of the Corporation's authorized but unissued Shares. The aggregate number of Shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding Shares of the Corporation from time to time. If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the unpurchased Shares subject thereto shall again be available for the purpose of this Plan.

5.      Maintenance of Sufficient Capital

The Corporation shall at all times during the term of the Plan reserve and keep available such numbers of Shares as will be sufficient to satisfy the requirements of the Plan.

6.      Eligibility and Participation

(a)

Directors, officers, consultants, and employees of the Corporation or its subsidiaries, and employees of a person or company which provides management services to the Corporation or its subsidiaries (“Management Company Employees”) shall be eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as “Eligible Persons”). Subject to compliance with applicable requirements of the Exchange, Eligible Persons may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Participant.

(b)

Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of Shares to be subject to each option. In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or its subsidiaries.

(c)

Subject to Sections 8(b), 8(c) and 8(d) herein, a Participant who has been granted an option may, if such Participant is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

7.      Exercise Price

(a)

The exercise price of the Shares subject to each option shall be determined by the Board, subject to applicable Exchange approval, at the time any option is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange.

(b)

Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may not be reduced without the approval of a majority of disinterested shareholders.

8.      Number of Optioned Shares

(a)

Subject to Sections 8(b), 8(c), and 8(d), the number of Shares subject to an option granted to any one Participant shall be determined by the Board, but no one Participant shall be granted an option which exceeds the maximum number permitted by the Exchange.

(b)

No single Participant may be granted options to purchase a number of Shares equalling more than 5% of the issued Shares of the Corporation in any one twelve-month period unless the Corporation has obtained disinterested shareholder approval in respect of such grant and meets applicable Exchange requirements.

(c)

Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Shares of the Corporation in any twelve-month period to any one consultant of the Corporation (or any of its subsidiaries).

(d)

Options shall not be granted to any one Eligible Person who is an Insider of the Corporation where such grant would result in the number of Shares: (i) issued to Insiders, within any one year period; and (ii) issuable to Insiders at any time, under the Plan, when combined with all of the Corporation's other security based compensation arrangements, exceeding 10% of the issued and outstanding Shares as at the award date of the option.

For the purposes of Section 8(d), “Insider” shall mean a “reporting insider” as such term is defined under National Instrument 55-104 - Insider Reporting Requirements and Exemptions.

9.      Duration of Option

Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Sections 11 and 12, provided that in no circumstances shall the duration of an option exceed the maximum term permitted by the Exchange.

Should the expiry date of an option fall within a Black Out Period or within nine business days following the expiration of a Black Out Period, such expiry date of the option shall be automatically extended without any further act or formality to that date which is the tenth business day after the end of the Black Out Period, such tenth business day to be considered the expiry date for such option for all purposes under the Plan. The ten business day period referred to in this paragraph may not be extended by the Board.

“Black Out Period” means the period during which the relevant Participant is prohibited from exercising an option due to trading restrictions imposed by the Corporation pursuant to any trading policy of the Corporation respecting restrictions on trading that is in effect at that time.

10.    Option Period, Consideration and Payment

(a)

The period of time during which an option may be exercised by a Participant (the “Option Period”) shall be fixed by the Board, provided that the Option Period shall be reduced with respect to any option as provided in Sections 11 and 12 covering events of cessation of the Participant to be an Eligible Person and death of the Participant, respectively.

(b)

Subject to any vesting restrictions imposed by the Exchange, the Board may, in its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

(c)

Subject to any vesting restrictions imposed by the Board, options may be exercised in whole or in part at any time and from time to time during the Option Period. To the extent required by the Exchange, no options may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

(d)

Except as set forth in Sections 11 and 12, no option may be exercised unless the Participant is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries, or a Management Company Employee of the Corporation or any of its subsidiaries.

(e)

The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of Shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such Shares with respect to which the option is exercised. No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any Shares of the Corporation unless and until the certificates for Shares issuable pursuant to options under the Plan are issued to him or them under the terms of the Plan.

11.    Ceasing To Be a Director, Officer, Consultant or Employee

(a)

Subject to Section 12, if a Participant at any time is no longer an Eligible Person by virtue of such Participant ceasing to be one or more of a director, officer, consultant, employee of the Corporation, or its subsidiaries, or a Management Company Employee, for any reason (other than death), such Participant may exercise his option to the extent that the Participant was entitled to exercise it at the date of such cessation, provided that the Option Period will end and the option will terminate on the earlier of the last day of the Option Period and the date that is 90 days after the day on which such Participant ceases to an Eligible Person, subject to extension for a reasonable period at the discretion of the Board and subject to the rules and policies of the Exchange, unless such Participant was engaged in investor relations activities, in which case such exercise must occur within 30 days after the cessation of the Participant's services to the Corporation, subject to extension for a reasonable period at the discretion of the Board, and subject to the rules and policies of the Exchange.

(b)

Notwithstanding Section 11(a), in the event that a Participant who is a director, officer, consultant or employee of the Corporation or its subsidiary is terminated for cause, each option held by such Participant shall terminate immediately and shall cease to be exercisable upon such termination for cause.

Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as a director, officer, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries or affiliates.

12.    Death of Participant

Notwithstanding Section 11, in the event of the death of a Participant, the option previously granted to him shall be exercisable only within the one year after such death and then only:

(a)	by the person or persons to whom the Participant's rights under the option shall pass by the Participant's will or the laws of descent and distribution; and

(b)	if and to the extent that such Participant was entitled to exercise the option at the date of his death.

13.    Rights of Participants

No person entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such option until certificates representing such Shares shall have been issued and delivered.

14.    Proceeds from Sale of Shares

The proceeds from the sale of Shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

15.    Adjustments

If the outstanding Shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Corporation or another corporation or entity through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, or any adjustment relating to the Shares optioned or issued on exercise of options, or the exercise price per share as set forth in the respective stock option agreements, shall be adjusted in accordance to the terms of such agreements.

Adjustments under this Section 15 shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Share shall be required to be issued under the Plan on any such adjustment.

16.    Transferability

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable other than in accordance with Section 12(a) or with disinterested shareholder approval. During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.

17.    Withholding Taxes

The Corporation shall have the authority to take steps for the deduction and withholding, or for the advance payment or reimbursement by the Participant to the Corporation, of any taxes or other required source deductions which the Corporation is required by law or regulation of any governmental authority whatsoever to remit in connection with this Plan, or any issuance of Shares pursuant to the exercise of options. Without limiting the generality of the foregoing, the Corporation may, in its sole discretion:

(a)	deduct and withhold additional amounts from other amounts payable to a Participant;

(b)

require, as a condition of the issuance of Shares pursuant to the exercise of options to a Participant that the Participant make a cash payment to the Corporation equal to the amount, in the Corporation’s opinion, required to be withheld and remitted by the Corporation for the account of the Participant to the appropriate governmental authority and the Corporation, in its discretion, may withhold the issuance or delivery of optioned Shares until the Participant makes such payment; or

(c)

sell, on behalf of the Participant, all or any portion of the Shares issued pursuant to the exercise of options otherwise deliverable to the Participant until the net proceeds of sale equal or exceed the amount which, in the Corporation’s opinion, would satisfy any and all withholding taxes and other source deductions for the account of the Participant.

18.    Amendment and Termination of Plan

Subject to applicable approval of the Exchange, the Board may, at any time, suspend or terminate the Plan, provided that no such suspension or termination shall alter or impair any outstanding unexercised options or any rights without the consent of the affected Participants. Subject to the rules and policies of the Exchange and any applicable approval of the Exchange, the Board may also at any time amend or revise the terms of the Plan; provided that shareholder approval, or disinterested shareholder approval, as the case may be, must be obtained for the following amendments and revisions:

(a)	any increase in the number of shares reserved for issuance under the Plan;

(b)	any reduction in exercise price or cancellation and any re-issuance of options;

(c)	any amendment that extends the term of an option beyond its original expiry date;

(d)	any amendment which would permits options granted under the Plan to be transferable or assignable other than in accordance with Section 12(a); and

(e)	any amendment to this Section 18.

19.    Necessary Approvals

The ability of a Participant to exercise options and the obligation of the Corporation to issue and deliver Shares in accordance with the Plan is subject to any approvals which may be required from shareholders of the Corporation and any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If any Shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such Shares shall terminate and any option exercise price paid to the Corporation will be returned to the Participant.

20.    Effective Date of Plan

The Plan has been adopted by the Board of the Corporation subject to the approval of the Exchange and, if so approved, subject to the discretion of the Board, the Plan shall become effective upon such approvals being obtained.

21.    Interpretation

The Plan will be governed by and construed in accordance with the laws of the Province of British Columbia.

Appendix C

Board Mandate

BOARD OF DIRECTORS CHARTER

1.          INTRODUCTION

1.1        The First Mining Gold Corp. (the “Company”) board of directors (the “Board”) has the primary responsibility to foster the short and long-term success of the Company and is accountable to the Company’s shareholders and other stakeholders.

1.2        The Board is responsible under law for the management or for supervising the management of the Company’s business and affairs. In supervising the conduct of the business, the Board sets the standards of conduct for the Company.

1.3        This mandate is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

2.          COMPOSITION AND BOARD ORGANIZATION

2.1        Nominees for directors are initially considered and recommended by the Board’s Compensation and Nomination Committee in conjunction with the Chair of the Board, approved by the entire Board and elected annually by the shareholders.

2.2        A majority of directors comprising the Board must qualify as independent directors (as defined in National Instrument 58-101 Disclosure of Corporate Governance Practices).

2.3        Certain of the Board’s responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their charters.

3.          RESPONSIBILITIES

Managing the Affairs of the Board

3.1        The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section 4. Subject to these legal obligations and to the articles of the Company, the Board retains the responsibility for managing its own affairs, including:

(a)

annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Compensation and Nominating Committee;

(b)	appointing, determining the composition of and setting the terms of reference for, Board committees;

(c)	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair, committees and directors in fulfilling their responsibilities;

(d)	assessing the adequacy and form of director compensation;

(e)	assuming responsibility for the Company’s governance practices;

(f)	establishing new director orientation and ongoing director education processes;

(g)	ensuring that the independent directors meet regularly without executive directors and management present;

(h)	setting the terms of reference for the Board; and

(i)	appointing the Corporate Secretary to the Board.

Human Resources

3.2        The Board has the responsibility to:

(a)	appoint the Chief Executive Officer and plan Chief Executive Officer succession;

(b)	set terms of reference for the Chief Executive Officer;

(c)	provide advice and counsel to the Chief Executive Officer in the execution of the Chief Executive Officer’s duties;

(d)	annually approve corporate goals and objectives that the Chief Executive Officer is responsible for meeting;

(e)	monitor and, at least annually, review the Chief Executive Officer’s performance against agreed upon annual objectives;

(f)

to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior officers, and that the Chief Executive Officer and other senior officers create a culture of integrity throughout the Company;

(g)	set the Chief Executive Officer’s compensation;

(h)	approve the Chief Executive Officer’s acceptance of significant public service commitments or outside directorships;

(i)	approve decisions relating to senior management, including:

(i)	review senior management structure including the duties and responsibilities to be assigned to officers of the Company;

(ii)	on the recommendation of the Chief Executive Officer, appoint and discharge the officers of the Company who report to the Chief Executive Officer;

(iii)	review compensation plans for senior management including salary, incentive, benefit and pension plans;

(iv)	review employment contracts, termination and other special arrangements with executive officers, or other employee groups;

(v)	approve certain matters relating to all employees, including:

(A)	the Company’s broad compensation strategy and philosophy;

(B)	new benefit programs or material changes to existing programs; and

(vi)	ensure succession planning programs are in place, including programs to train and develop management.

Strategy and Plans

3.3        The Board has the responsibility to:

(a)	adopt and periodically review a strategic planning process for the Company;

(b)

participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

(c)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

(d)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

(e)	approve the entering into, or withdrawing from, projects that are, or are likely to be, material to the Company; and

(f)	approve material mergers, acquisitions, joint ventures, and divestitures.

Financial and Corporate Issues

3.4        The Board has the responsibility to:

(a)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

(b)

review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with international financial reporting standards (“IFRS”), including quarterly and annual financial statements, information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

(c)	declare cash or in specie dividends subject to applicable laws and the best interests of the Company;

(d)

approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses; and recommend changes in authorized share capital to shareholders for their approval;

(e)	approve the incurring of any material debt by the Company outside the ordinary course of business;

(f)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

(g)	recommend the appointment of external auditors and approve auditors’ fees.

Business and Risk Management

3.5        The Board has the responsibility to:

(a)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks; and

(b)	evaluate and assess information provided by management and others about the effectiveness of risk management systems.

Policies and Procedures

3.6        The Board has the responsibility to:

(a)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

(b)

approve and act as the guardian of the Company’s corporate values, including the implementation of a Code of Business Conduct and Ethics for the Company and management’s procedures to monitor compliance with the Code of Business Conduct and Ethics; and

(c)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards.

Compliance Reporting and Corporate Communications

3.7        The Board has the responsibility to:

(a)	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

(b)	approve and periodically review the Company’s communications policy;

(c)	ensure the Board has measures in place to receive feedback from shareholders;

(d)	approve interaction with shareholders on all items requiring shareholder response or approval;

(e)	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(f)	ensure the financial results are reported fairly and in accordance with IFRS;

(g)

ensure the Chief Executive Officer and Chief Financial Officer certify the Company’s annual and interim financial statements, annual and interim MD&A and, if applicable, Annual Information Form, and that the content of the certification meets all applicable legal and regulatory requirements; and

(h)	ensure timely reporting of any other developments that have a significant and material effect on the Company.

Investor Relations

3.8

The Chair of the Board and either the Chief Executive Officer or the President of the Company have the responsibility to approve all investor relations materials and all such materials must be so approved before such materials are distributed.

4.          GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

4.1        The Board is responsible for:

(a)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

(b)	recommending changes in the articles, matters requiring shareholder approval, and setting agendas for shareholder meetings.

4.2	The Business Corporation Act (British Columbia) identifies the following as legal requirements for the Board:

	(a)	act honestly and in good faith with a view to the best interests of the Company, including the duty:

(i)	to disclose conflicts of interest;

(ii)	not to appropriate or divert corporate opportunities;

(iii)	to maintain confidential information of the Company and not use such information for personal benefit; and

(iv)	to disclose information vital to the business of the Company in the possession of a director;

(b)	exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

(c)	act in accordance with the Business Corporations Act (British Columbia) and the articles of the Company.

5.           EFFECTIVE DATE

5.1        This Mandate was implemented by the Board on June 22, 2015.